CONTANGO OIL & GAS COMPANY
3700 BUFFALO SPEEDWAY, STE.960
HOUSTON, TEXAS 77098
TEL. (713) 960-1901
FAX. (713) 960-1065

August 6, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company Form 10-K for the Fiscal Year Ended June 30, 2008 Filed August 29, 2008 Response Letter Dated July 9, 2009 File No. 001-16317

Dear Mr. Schwall:

This letter responds to the Staff’s comment letter dated July 29, 2009 (the “Comment Letter”) with respect to the filings of Contango Oil & Gas Company (the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.

Form 10-K/A1 for the Fiscal Year Ended June 30, 2008

Standardized Measure, page F-29

1.	We have reviewed your response to prior comment eight of our letter dated June 10, 2009. Please compare your stated price received for Gulf of Mexico produced natural gas liquids of $98 per barrel on Monday June 30, 2008 with the EIA reported spot price of propane delivered to Mount Belvieu, Texas on Monday June 30, 2008 of 190.32 cents per gallon or $79.93 per barrel and provide us with the reasons for this apparent large difference in the same day price.

Response Our stated price received for Gulf of Mexico produced natural gas liquids of $98.00 per barrel on Monday, June 30, 2008 was calculated by multiplying the June 30, 2008 price received for condensate of $140.00 per barrel by 70% ($140.00 x 70% = $98.00).

The staff’s comparison of this $98.00 to the Mount Belvieu, Texas price of propane of $79.93 per barrel is inappropriate for three reasons:

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 6, 2009

1.	Propane accounts for only 25% of our entire natural gas liquids mix. In addition to propane, our natural gas liquids consist of iso butane, normal butane, and natural gasoline, all of which have a per unit value higher than that of propane.

2.	The price we receive for our natural gas liquids is tied to the Napoleonville, Louisiana index, which is tied to refining complexes in Southeastern Louisiana. This market proximity enables us to receive, depending on market conditions, prices that are either lower or higher than the prices available at Mount Belvieu, Texas.

3.	When our independent third party engineer was preparing our reserve report, we did not yet know our June 30, 2008 natural gas liquids price. For the immediately preceding 24 months, the natural gas liquids price to condensate price correlation had been approximately 68%. We assumed a correlation of 70% at June 30, 2008 which we believe was reasonable.

* * * * *

We hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer